NO ACT

PE 3-5-10


10010777



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

March 17, 2010

Received SEC
MAR 17 2010
Washington, DC 20549

Elliott V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-10

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated March 5, 2010

Dear Mr. Stein:

This is in response to your letters dated March 5, 2010 and March 8, 2010 concerning the shareholder proposal submitted to McGraw-Hill by Kenneth Steiner. We also have received letters on the proponent's behalf dated March 7, 2010 and March 8, 2010. On February 24, 2010, we issued our response expressing our informal view that McGraw-Hill could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reverse our position. In addition, we are unable to concur in your view that McGraw-Hill may exclude the proposal under rule 14a-8(i)(2). In our view, implementation of the proposal would not require McGraw-Hill to deny holders of preferred shares the right to vote as a separate class. Accordingly, we do not believe that McGraw-Hill may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Brian V. Breheny
Deputy Director,
Legal & Regulatory Policy

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 8, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Kenneth Steiner's Rule 14a-8 Proposal
McGraw-Hill Companies (MHP)
Written Consent Topic

Ladies and Gentlemen:

This responds to the March 5/8, 2009 requests to block this rule 14a-8 proposal, in spite of *The McGraw-Hill Companies, Inc.* (February 24, 2010).

One point not sufficiently addressed in these March 5/8, 2009 requests is the first occurrence or rare instance of the company seeking to exclude a rule 14a-8 written consent proposal through a company simple-majority proposal. The company unintentionally reintroduces this issue by citing the *Merck* through *Pfizer* cases on page 4. Not one of these four cases involved a company seeking to exclude a rule 14a-8 written consent proposal through a company simple-majority proposal.

At this late date and in spite of the additional March 8, 2010, letter the company still provided no precedent of the blockage of any rule 14a-8 proposal, on any topic whatsoever, attributed to the text not addressing preferred stock of which there was none.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Scott Bennett <scott_bennett@mcgraw-hill.com>

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

March 8, 2010

BY EMAIL TO *shareholderproposals@sec.gov*

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The McGraw-Hill Companies, Inc.
Securities Exchange Act of 1934; Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of The McGraw-Hill Companies, Inc. (the "Company"), in response to a letter, dated March 7, 2010, submitted by John Chevedden on behalf of Kenneth Steiner (the "Proponent") to the Securities and Exchange Commission (the "Commission") regarding a shareholder proposal (the "Proposal") submitted by the Proponent for inclusion in the Company's 2010 proxy statement and form of proxy (collectively, the "Proxy Materials").

By letter (the "Request Letter") dated December 28, 2009, we requested, on behalf of the Company, confirmation that the Staff of the Division of Corporation Finance (the "Division") of the Commission would not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company omitted the Proposal from the Proxy Materials. The Staff, by letter dated February 24, 2010, expressed the view that the Proposal could not be excluded from the Proxy Materials in reliance on Rule 14a-8(i)(9) or 14a-8(i)(3). On March 5, 2010, we submitted a request for reconsideration (the "Reconsideration Request") on behalf of the Company. A copy of the Reconsideration Request is attached hereto as Exhibit 1. On March 7,

2010, Mr. Chevedden, as the Proponent's proxy, submitted a response (the "March 7 Chevedden Letter") to our Reconsideration Request. A copy of the March 7 Chevedden Letter is attached hereto as Exhibit 2. In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter is being submitted by email to *shareholderproposals@sec.gov*. A copy of this letter is simultaneously being sent to the Proponent and Mr. Chevedden, as the Proponent's proxy.

We continue to be of the view that the Proposal may be excluded under Rules 14a-8(i)(2), 14a-8(i)(9) and 14a-8(i)(3). We respectfully request, on behalf of the Company, that the Division reconsider its response for the reasons set forth in the Request Letter and the Reconsideration Request and for the additional reasons set forth herein.

* * * * * *

In the March 7 Chevedden Letter, Mr. Chevedden seeks to distinguish the Company's situation from that of the other companies involved in the no-action requests cited in our Reconsideration Request, by pointing out that the Company has no preferred shares outstanding. Although true, this fact does not cure the violation of New York law that would occur if the Proposal were implemented. Implementation of the Proposal would leave the Company with a charter that fails to comply with the requirements of the New York Business Corporation Law (the "NYBCL"), in that the charter would grant the Board of Directors the authority to issue preferred stock that lacked the class voting rights required by Sections 803(a), 804(a), 903(a)(2) and 913(c)(2)(A) of the NYBCL. *See* the Company's Certificate of Incorporation, Article III.[1] This is a violation of New York law, notwithstanding that no shareholder owns the nonconforming preferred stock, because the Company's charter would violate Section 402(c) of the NYBCL, which limits the provisions of a corporate charter to those that are "not inconsistent with this chapter or any other statute of this state." If the Proposal were to be implemented, the Company's charter, by granting the Board the authority to issue preferred stock that lacked the class voting rights required by Sections 803(a), 804(a), 903(a)(2) and 913(c)(2)(A) of the NYBCL, would contain a provision inconsistent with those sections of the NYBCL, in violation of Section 402(c). Therefore, implementation of the Proposal would cause the Company to violate the NYBCL and the Proposal is excludable under Rule 14a-8(i)(2).[2]

---

[1] As noted in the Request Letter and the Reconsideration Request, the Proposal calls for shareholders to be able to act by written consent of "a majority of our shares outstanding." As a result, in any consent solicitation, all shares would vote together as a single class and every share would have, in effect, one vote. New York law, however, irrevocably gives preferred shares the right to vote as a separate class in certain situations. *See* NYBCL §§ 803(a), 804(a), 903(a)(2), 913(c)(2)(A). Therefore, if the Proposal were to be implemented, the Board of Directors would only be able to issue nonconforming preferred stock.

[2] We have acted as special counsel to the Company on matters of New York law. This letter constitutes the supporting opinion of counsel under New York law required by Rule 14a-8(j)(2)(iii). For the reasons set forth in this letter and in the Reconsideration Request it is our opinion that the Proposal, if implemented, would cause the Company to violate New York law.

In addition, the Company continues to believe that the Proposal may be excluded for the other reasons stated in the Request Letter:

- Under Rule 14a-8(i)(9) because the Proposal and certain of the Company's proposals present alternative and conflicting decisions for shareholders and could yield inconsistent, ambiguous or inclusive results. *See* Section I of the Request Letter.

- Under Rule 14a-8(i)(3) because (1) the Proposal is vague and indefinite because implementation of the Proposal would require the Company to take a number of actions with significant consequences to the Company and its shareholders, and these consequences are neither apparent to a reasonable shareholder nor disclosed in the Proposal or the supporting statement and (2) the Proposal is inconsistent with the "unbundling" provisions of Rule 14a-4(a)(3). *See* Section II of the Request Letter.

* * * * * *

Accordingly, for the foregoing reasons and for the other reasons set forth in our Request Letter and Reconsideration Request, the Company respectfully requests the Division to reconsider its response dated February 24, 2010, and concur that the Proposal may be omitted in accordance with Exchange Act Rules 14a-8(i)(2), 14a-8(i)(9) and 14a-8(i)(3).

We would very much appreciate a response from the Staff on the request for reconsideration as soon as practicable so that the Company can meet its printing and mailing schedule for the 2010 Proxy Materials.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228 or fax (212) 403-2228.

Very truly yours,



Elliott V. Stein

cc: Mr. Kenneth Steiner
Mr. John Chevedden (via e-mail)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 7, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Kenneth Steiner's Rule 14a-8 Proposal
McGraw-Hill Companies (MHP)
Written Consent Topic

Ladies and Gentlemen:

This responds to the March 5, 2009 request to block this rule 14a-8 proposal, in spite of *The McGraw-Hill Companies, Inc.* (February 24, 2010).

At this late date the company provided no precedent of the blockage of any rule 14a-8 proposal, on any topic whatsoever, attributed to the text not addressing preferred stock of which there was none.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Scott Bennett <scott_bennett@mcgraw-hill.com>

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

March 5, 2010

BY EMAIL TO *shareholderproposals@sec.gov*

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The McGraw-Hill Companies, Inc.
<u>Securities Exchange Act of 1934; Rule 14a-8</u>

Ladies and Gentlemen:

We are writing to request reconsideration of our request for no-action relief on behalf of our client, The McGraw-Hill Companies, Inc. (the "Company"), a New York corporation, regarding the Company's intention to exclude a shareholder proposal under Rule 14a-8 from the Company's proxy statement for its upcoming annual meeting. The primary basis of our request, in light of the position taken by the Staff in a series of recent no-action letters, is an alternative ground for excluding the proposal under Rule 14a-8(i)(2), which is described below and which was not set forth in our earlier request as an explicit basis for exclusion, although the inconsistency of the proposal with New York law was noted.

By letter (the "Request Letter") dated December 28, 2009, we requested, on behalf of the Company, confirmation that the staff (the "Staff") of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") would not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company omitted a shareholder proposal (the "Proposal") submitted by John Chevedden on behalf of Kenneth Steiner (the "Proponent") from the Company's proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2010 annual meeting of shareholders. A copy of the Proponent's letter and the Proposal is attached hereto as Exhibit A. The Company's Request Letter is attached hereto as Exhibit B.

In the Request Letter, we expressed the view that the Company could properly omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(9) and 14a-8(i)(3). Mr. Chevedden's January 1, 2010, Mr. Chevedden's February 1, 2010 letter, our February 3, 2010 letter, Mr. Chevedden's February 12, 2010 letter, our February 17, 2010, and Mr. Chevedden's February 22, 2010 letter are attached hereto as Exhibits C, D, E, F, G, and H, respectively. The Staff, by letter dated February 24, 2010 (the "Staff Response"), expressed the view that the Proposal could not be excluded from the Company's Proxy Materials in reliance on Rule 14a-8(i)(9) or 14a-8(i)(3). A copy of the Staff Response is attached hereto as Exhibit I.

We continue to be of the view that the Proposal may be excluded under Rule 14a-8(i)(9) and 14a-8(i)(3). Further, we believe that the Company may properly exclude the Proposal under Rule 14a-8(i)(2). We respectfully request, on behalf of the Company, that the Division reconsider its response for the reasons set forth in the Request Letter and for the additional reasons set forth herein. In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter is being submitted by email to *shareholderproposals@sec.gov*. A copy of this letter is simultaneously being sent to the Proponent and Mr. Chevedden, as the Proponent's proxy.

* * * * * *

In the Request Letter, we set forth specific bases for exclusion of the Proposal that we believe are consistent with the Staff's application of Rule 14a-8(i)(9) and 14a-8(i)(3). The Company continues to believe that the Proposal may be excluded under Rule 14a-8(i)(9) and 14a-8(i)(3), and respectfully requests the Division to reconsider its response for the reasons set forth in the Request Letter.

We respectfully submit that reconsideration is also appropriate because new grounds for exclusion are set forth in this letter. *See* Exchange Act Release No. 12599 (July 7, 1976) ("From time-to-time, the staff receives requests from either management or proponents that it reconsider the informal view previously expressed by it on a proposal management has indicated it intends to omit. When such requests are accompanied by material information that has not been previously furnished *(for example, the management has raised a new grounds for omission)*, the staff gives consideration to them." (emphasis added)).

In light of the position taken by the Staff in a series of recent no-action letters that proposals identical to the Proposal are excludable under Rule 14a-8(i)(2), *see Merck & Co.* (January 29, 2010); *Bank of America Corporation* (January 13, 2010); *Fortune Brands, Inc.*

(January 6, 2010); *Pfizer, Inc.* (December 21, 2009), the Company submits that it may exclude the Proposal in reliance on Rule 14a-8(i)(2). The Proposal exhibits a fundamental inconsistency with New York law that was also presented in the context of Delaware and New Jersey law in the no-action letters just cited.

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the state of New York. We have acted as special counsel to the Company on matters of New York law. This letter constitutes the supporting opinion of counsel under New York law required by Rule 14a-8(j)(2)(iii). For the reasons set forth below, it is our opinion that the Proposal, if implemented, would cause the Company to violate New York law. Accordingly, the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate the New York Business Corporation Law (the "NYBCL").

It is our opinion that the Proposal conflicts with provisions of the NYBCL that irrevocably give preferred shares the right to vote as a separate class in certain situations. NYBCL §§ 803(a), 804(a), 903(a)(2), 913(c)(2)(A).[1] These class votes cannot be eliminated by the Company's Certificate of Incorporation or otherwise. As we noted in the Request Letter:

> ***[T]he [NYBCL] irrevocably gives preferred shares the right to vote as a separate class in certain situations*** . . . Implicit in the Proposal's requirement that shareholders be able to act by "a majority of our shares outstanding" is that all shares vote together as a single class and that every share has, in effect, one vote. (Note the Proposal's phrasing in terms of "shares" rather than voting power and without any reference to classes or series.) ***If the Company were ever to issue preferred shares, this consequence of the Proposal would flatly conflict with the***

[1] *See* NYBCL § 803(a) (providing, in relevant part, that "an amendment to the certificate of incorporation for the purpose of reducing the requisite vote by the holders of any class or series of shares or by the holders of any other securities having voting power that is otherwise provided for in any section of this chapter that would otherwise require more than a majority of the votes of all outstanding shares entitled to vote thereon shall not be adopted except by the vote of such holders of class or series of shares or by such holders of such other securities having voting power that is at least equal to that which would be required to take the action provided in such other section of this chapter"); NYBCL § 804(a) (providing, in relevant part, that "[n]otwithstanding any provision in the certificate of incorporation, the holders of shares of a class shall be entitled to vote and to vote as a class upon the authorization of an amendment and, in addition to the authorization of the amendment by a majority of the votes of all outstanding shares entitled to vote thereon, the amendment shall be authorized by a majority of the votes of all outstanding shares of the class" if certain conditions are satisfied); NYBCL § 903(a)(2) (providing, in relevant part, that "[n]otwithstanding any provision in the certificate of incorporation, the holders of shares of a class or series of a class shall be entitled to vote together and to vote as a separate class" if certain conditions are satisfied); NYBCL § 913(c)(2)(A) (providing, in relevant part, that "[n]otwithstanding any provision in the certificate of incorporation, the holders of shares of a class or series of a class shall be entitled to vote together and to vote as a separate class" if certain conditions are satisfied).

> ***statutory requirement that preferred shares are entitled to a separate class vote on certain corporate actions.*** (emphasis added)

Because the Proposal would deny preferred shares the separate class vote on certain corporate actions to which they are entitled under the NYBCL, *see* NYBCL §§ 803(a), 804(a), 903(a)(2), 913(c)(2)(A), the Proposal would cause the Company to violate the NYBCL.

As noted above, the Staff has recently concurred in the exclusion of an identical proposal under Rule 14a-8(i)(2) where the company argued that the proposal would cause it to violate state law requiring a separate class vote on certain matters. *See Merck & Co.* (January 29, 2010); *Bank of America Corporation* (January 13, 2010); *Fortune Brands, Inc.* (January 6, 2010); *Pfizer, Inc.* (December 21, 2009).

As a result, we request that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate New York law.

* * * * * *

We respectfully request, for the foregoing reasons and for the other reasons set forth in our Request Letter, that the Staff reconsider its response dated February 24, 2010, and concur that the Proposal may be omitted in accordance with Exchange Act Rules 14a-8(i)(2), 14a-8(i)(9) and 14a-8(i)(3).

We would very much appreciate a response from the Staff on this request for reconsideration as soon as practicable so that the Company can meet its printing and mailing schedule for the 2010 Proxy Materials. The company filed its preliminary proxy statement with the Commission on February 25, 2010, and anticipates that its definitive proxy statement will be finalized for printing on or about March 12, 2010. Accordingly, the Staff's prompt consideration of this request would be greatly appreciated.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228 or fax (212) 403-2228.

Very truly yours,



Elliott V. Stein

cc: Mr. Kenneth Steiner
Mr. John Chevedden (via e-mail)